UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 12B-25

                        NOTIFICATION OF LATE FILING

(Check One):  _X_ Form 10-K and Form 10-KSB ___ Form 20-F  ___
              Form 11-K  ___ Form 10-Q and Form 10-QSB  ___ Form N-SAR

              For Period Ended:     January 31, 1996
                                -----------------------------------
              ___    Transition Report on Form 10-K
              ___    Transition Report on Form 20-F
              ___    Transition Report on Form 11-F
              ___    Transition Report on Form 10-Q
              ___    Transition Report on Form N-SAR
For the Transition period Ended:__________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant
                       Fischer-Watt Gold Company, Inc.
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Address of Principal Executive Office (Street and Number)
                         1410 Cherrywood Drive
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City, State and Zip Code
                        Coeur d'Alene, ID 83814
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PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)    The reasons described in reasonable detail in Part III of
              this form could not be eliminated without unreasonable
              effort or expense;
       (b)    The subject annual report, semi-annual report, transition report
- -             on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
X             thereof, will be filed on or before the fifteenth calendar day
- -             following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)    The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portions thereof, could not be filed within the prescribed time period.

The Registrant acquired, effective August 24, 1995, directly and indirectly, 99.99% of the issued and outstanding shares of Compania Minera Oronorte S. A., a gold mining company located in Colombia in exchange for its equity interests in Compania Minerales de Copan S. A. de C.V., a Honduran corporation ("Copan"). On January 5, 1996, the Registrant's certifying accountant resigned and a new certifying accountant was engaged on March 29, 1996. On January 29, 1996, the Registrant acquired Great Basin Management Co., Inc. Audited financial statements are not yet available from the Registrant's certifying accountant. As a result of all these factors, the Form 10-KSB could not be filed with the prescribed time period. On April 15, 1996, the Registrant hired a new Chief Financial Officer.

Exhibits

Item     601 Code     Exhibit
1         16      Letter of BDO Seidman, LLP dated May 1, 1996 stating why
                  the audit is not available

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Michele D. Wood                      208                 664-6757
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          (Name)                     (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? ___ Yes _X_ No If answer is no, identify report(s).

       a.  Form 8-K/A due January 5, 1996 has not been filed.

       b.  Form 8-K/A due April 15, 1996 has not been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? _X__Yes __No

       If so, attach an explanation of the anticipated changes, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                    See Attached Narrative
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                              Fischer-Watt Gold Company, Inc.
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                      (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undesigned hereunto duly authorized.

DATE: April 30, 1996                    BY: /s/ George  Beattie
      ------------------------              -------------------------------
                                             George Beattie, President


Narrative for Part IV - item (3)
Form 12b-25

The Registrant is unable to accurately determine consolidated net income for the year ended January 31, 1996 due to the need for resolution of certain accounting issues related to the Registrant's acquisitions during such fiscal year. The Registrant's certifying accountant and Chief Financial Officer are working on resolution of these issues. Net income for the year ended
January 31, 1995 was $135,000 or $0.01 per share.